                                                                    Exhibit 12.1

   STATEMENT REGARDING COMPUTATION OF RATIO OF EARNINGS TO FIXED CHARGES (1)
                         (dollar amounts in thousands)


                                             SIX MONTHS ENDED
                                                  JUNE 30,                      YEAR ENDED DECEMBER 31,
                                             1998         1997       1997       1996      1995     1994      1993
                                          -----------  -----------  -------  ----------  -------  -------  --------
EARNINGS
Pre-tax income including net realized
 investment gains (losses)                    $25,516      $ 2,620  $25,153  $(191,394)  $34,913  $65,380  $ 89,621
Fixed charges                                   8,411        9,199   17,664     19,070    20,231   14,550    13,356
                                        ---------------------------------------------------------------------------
Earnings including net realized
 investment gains (losses) (a)                $33,927      $11,819  $42,817  $(172,324)  $55,144  $79,930  $102,977
                                        ===========================================================================
Pre-tax income excluding net realized
 investment gains (losses)                    $14,253      $ 4,551  $16,555  $(194,378)  $ 2,990  $17,859  $ 19,823
Fixed charges                                   8,411        9,199   17,664     19,070    20,231   14,550    13,356
                                        ---------------------------------------------------------------------------
Earnings excluding net realized
 investment gains (losses) (b)                $22,664      $13,750  $34,219  $(175,308)  $23,221  $32,409  $ 33,179
                                        ===========================================================================
FIXED CHARGES
Interest expense and amortization of
 debt discount and premium on all
 indebtedness                                 $ 7,463      $ 8,222  $15,768  $  17,052   $18,734  $13,051  $ 11,650

Interest portion of rental expense                948          977    1,896      2,018     1,497    1,499     1,706
                                        ---------------------------------------------------------------------------
Fixed charges (c)                             $ 8,411      $ 9,199  $17,664  $  19,070   $20,231  $14,550  $ 13,356
                                        ===========================================================================


Ratio of earnings to fixed charges
 including net realized investment
 gains (a)/(c)                                   4.0x         1.3x     2.4x         (2)     2.7x     5.5x      7.7x

Ratio of earnings to fixed charges
 excluding net realized investment
 gains (b)/(c)                                   2.7x         1.5x     1.9x         (3)     1.1x     2.2x      2.5x
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(1)  For purposes of determining this ratio, earnings (loss) consist of income
     (loss) before income taxes and extraordinary loss (1997), plus fixed charges.  Fixed charges consist of interest expense and the portion of operating leases that management believes is representative of the interest factor.
(2)  Earnings (including net realized investment gains) were insufficient to cover fixed charges by $191.4 million in 1996.
(3)  Earnings (excluding net realized investment gains) were insufficient to cover fixed charges by $194.4 million in 1996.